SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at December 15, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 15, 2006

* Print the name and title of the signing officer under his signature

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  1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.continentalminerals.com

MERGER WITH GREAT CHINA COMPLETED

December 15, 2006, Vancouver, BC - Gerald S. Panneton, President and CEO of Continental Minerals Corporation ("Continental") (TSX Venture: KMK; OTCBB: KMKCF) is pleased to announce that the merger of Great China Mining, Inc. ("Great China") with Continental (the "Merger") has now been completed. The Merger now unifies 100% ownership of the Xietongmen Copper - Gold Property in Continental.

With final approvals of the Merger obtained from Great China's shareholders and from the TSX Venture Exchange, Continental issued 36,110,384 common shares in exchange for all of the Great China common shares in order to effect the Merger (initially announced in the joint press release dated April 13, 2006) on December 15, 2006 (the "Closing Date"). Continental also issued options for 136,607 Continental shares in exchange for outstanding options of Great China shares, which are exercisable at US$1.05 each until December 21, 2008.

Continental is also acquiring interests in three other properties, totalling 109 square kilometres, which surround the Xietongmen Property, in consideration of an aggregate of US$3,250,000 and 1,500,000 units of Continental, with each unit consisting of one common share and one warrant exercisable at CDN$1.59 to purchase one additional common share for two years from the Closing Date. Under Canadian securities legislation, these securities are subject to a statutory hold period ending four months from the Closing Date.

Pursuant to an agreement with Mr. Zhi Wang, the former Chairman, director and principal shareholder of Great China, Mr. Wang shall provide consulting services to Continental in order to assist in securing all necessary mining permits for commercial mining of the Xietongmen Property. Continental will issue Mr. Wang, upon securing all of the necessary permits, 2,500,000 units of Continental, with each unit consisting of one common share and one warrant with each warrant exercisable at CDN$1.59 to purchase one additional common share for a period of one year after receipt of the permits. Under Canadian securities legislation, these securities are subject to a statutory hold period ending four months from the date of issuance. Mr. Wang and certain other former Great China shareholders have also agreed to orderly market resale restrictions of their Continental shares through an independent trustee. Mr. Wang has become a director of Continental and has been granted options for 700,000 Continental shares exercisable at a CDN$1.61 each until February 28, 2007.

Great China shares will no longer trade or be quoted on the OTC Bulletin Board. Registered shareholders of Great China who hold their shares outside of brokerage accounts will receive letters of transmittal instructing them how to obtain certificates for Continental shares while shareholders whose Great China shares are held in brokerage accounts will, in due course, automatically have their shares exchanged for them.

The Board of Directors of Continental now consists of eleven directors including continuing directors, Robert Dickinson, Gerald Panneton, Ronald Thiessen, Jeffrey Mason, Rene Carrier, David Copeland, Scott Cousens and Gordon Fretwell, together with the three nominees of Great China, Zhi Wang, Jie (Jack) Yang and Xiaojun Ma.

The Xietongmen property is an advanced exploration stage project located 240 kilometers from the city of Lhasa in Tibet, People's Republic of China. Drilling in 2005 and 2006 outlined a porphyry copper-gold deposit with significant mineral resources at Xietongmen, as well as other exploration potential on the property. A comprehensive program has been underway in 2006, encompassing exploration, engineering, environmental and socio-economic work for a feasibility study and environmental and social impact assessments. These studies are targeted for completion in 2007.

For further information, please visit the Company's website at www.continentalminerals.com or contact Investor Services at (604) 684-6365 or in North America at 1-800-667-2114.

Gerald Panneton President & CEO Continental Minerals Corporation
The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review Continental's annual Form 20-F and the Form F-4 filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.